

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 30, 2008

<u>Via Mail and Fax</u>

Daley Mok
Chief Financial Officer
Network CN Inc.
21/F, Chinachem Century Tower
178 Gloucester Road
Wanchai, Hong Kong

      RE: **Network CN Inc.**
                  Form 10-KSB for the Year Ended December 31, 2007
                  File Number: 000-30264

Dear Mr. Mok:

We have reviewed your correspondence dated October 22, 2008, and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>"Prepayments of Advertising Operating Rights"</u>

1. Refer to your response to our prior comment number 1. It appears that you must make a material amount of payments of fees every six to 12 months that are reported as "prepayments of advertising operating rights" to maintain your advertising operating rights over their respective 16 months to 20 year lives. In this regard, please expand disclosure in the "Liquidity and Capital Resources" section of your filings to clearly indicate the requirement for these recurring periodic fee payments to maintain such rights, as well as the amount and timing of such payments. To the extent that "prepayments of advertising operating rights" and the amounts shown in the table under "Commitments" within "Liquidity and Capital Resources" are related, clearly establish this relationship. Also, disclose the intended source of funds for such payments, the continued availability of such funds, and your ability to obtain such funds. Further, disclose the status of advertising operating rights in the event that the associated fees for succeeding periods are not made upon expiration of the latest operating lease period and the impact of such on your ability to

generate advertising revenues. Provide us with a copy of your intended revised and expanded disclosure.

2. Since periodic fees associated with advertising operating rights are amortized over their six to 12 month operating lease period, it appears that amortization of "prepayments of advertising operating rights" is material to your results. In view of the materiality of the amount of fee payments, its related amortization expense, the total account balance of "prepayments of advertising operating rights" relative to total assets as well as the changes in this balance from period to period, we believe that your disclosure would be enhanced if the notes to the financial statements of your filings include a tabular rollforward of the account balance for this asset. The rollforward should provide detailed activity (payments, amortization, other adjustments, etc.) for the changes in this asset account for each financial statement period presented, with an appropriate MD&A discussion of material changes that impact results of operations, accordingly.

3. Because it appears that amortization of and payments for "prepayments of advertising operating rights" are material, please consider presenting these amounts separately in the "cash flows from operating activities" section of the statement of cash flows for further transparency.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief